SEC 82-81

Atlas Copco

Press Release from the Atlas Copco Group

For further information contact:

Göran Gezelius, Business Area Executive, Industrial Technique
+46 (0)70 596 8505

Annika Berglund, Senior Vice President Group Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

RECEIVED
2004 AUG 25 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036495

Atlas Copco finalizes formation of Chinese power tools business joint venture

SUPPL

Stockholm, Sweden, August 23, 2004: Atlas Copco (China) Investment Company Ltd. has finalized the acquisition of the assets of air tool manufacturer, Qingdao Qianshao Precision Machinery Corporation, in People's Republic of China. The yearly turnover is approximately MSEK 50. The purchase price was not disclosed.

Qingdao Qianshao Precision Machinery Corporation (QQPMC), based in Qingdao, Shandong Province, is a leading producer of pneumatic tools for the industrial market as well as for the automotive aftermarket and the aerospace industry. The joint venture is in line with Atlas Copco's overall strategy to expand its business in Asia. The new operation will become part of the Chicago Pneumatic division within the Industrial Technique business area.

A new Equity Joint Venture, CP Qianshao (Qingdao) Power Tools Ltd., has been formed. This joint venture is owned 80% by Atlas Copco (China) Investment Company Ltd and 20% by QQPMC. The company employs approximately 80 people.

At the same time, Atlas Copco (China) Investment Company Ltd. has formed a minority (25%) Equity Joint Venture with QQPMC (owning 75%) for power tools component manufacturing.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

Chicago Pneumatic, a company within the Atlas Copco Group, is a leading manufacturer of pneumatic industrial hand tools and assembly systems. More information is available on the company's web site: www.chicagopneumatic.com.

PROCESSED
AUG 2 7 2004
THOMSON
FINANCIAL

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